

Mail Stop 3561

January 27, 2010

Shi Huashan
Chairman and Chief Executive Officer
Energroup Holdings Corporation
No. 9, Xin Yi Street, Ganjingzi District
Dalian City, Liaoning Province, PRC 166 96

>       **Re:    Energroup Holdings Corporation**
>              **Amendment No. 3 to Registration Statement on Form S-1**
>              **Filed December 31, 2010**
>              **File No. 333-149171**

Dear Mr. Huashan:

We have reviewed your responses to the comments in our letter dated June 9, 2008 and have the following additional comments.

Summary Consolidated Financial Data, page 7

1.  The column containing the information for the twelve months ended December 31, 2008 is marked "unaudited."  The information presented should be derived from the financial statements audited by an independent accountant.  Please correct the label if these amounts are audited, or advise if otherwise.

If we fail to develop and maintain…, page 14

2.  We note per Item 9A of your Form 10-K for the period ended December 31, 2008 that you have disclosed that your internal controls over financial reporting are not effective.  Please revise to disclose this fact and describe the initiatives management is undertaking to rectify the weaknesses.

Management's Discussion and Analysis of Financial Condition, page 55

3.  Please provide support for your belief that China's pork processing industry is fragmented and inefficient, and that scaled pork processors like yourself will be positioned to make acquisitions on favorable terms.  Alternately, revise to delete this assertion.

Directors and Officers, page 77

4.  Please disclose when Wang Shu first was appointed to the position of Chief
    Financial Officer.  Consistent with your disclosure on pages 82 and F-60, please
    also disclose that she relinquished this position on September 28, 2008, and
    resumed the position again on December 28, 2008.

Executive Compensation, page 79

5.  Please expand your summary compensation table to include disclosure for the last
    three completed fiscal years.  Refer to Item 402(c) of Regulation S-K.

6.  We note your disclosure on page 82 that Zhang Yizhao was to be paid a salary of
    $180,000.  Consistent with your disclosure on page F-60, please revise to also
    disclose here that Zhang Yizhao received compensation totaling $71,000 during
    his term of service as Chief Financial Officer in 2008.

7.  We note your disclosure on page 82 that Wang Shu assumed the duties of Chief
    Financial Officer after Zhang Yizhao's resignation effective December 23, 2008.
    Consistent with your disclosure on page F-60, please revise to also disclose here
    that Wang Shu previously held this position until September 28, 2008 and
    disclose when she first assumed the position of Chief Financial Officer.

* * * * *

As appropriate, please amend your registration statement in response to these
comments.  You may wish to provide us with marked copies of the amendment to
expedite our review.  Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information.  Detailed cover
letters greatly facilitate our review.  Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement.  Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration.  Please provide this
request at least two business days in advance of the requested effective date.

You may contact Theresa Messinese at (202) 551-3307 or Doug Jones at (202) 551-3309 if you have questions regarding the financial statements or related matters. Please call John Stickel at (202) 551-3324 or me at (202) 551-3412 if you have any other questions.

Regards,


Amanda Ravitz
Branch Chief


cc: Via Facsimile (212) 407-4990
Mitchell Nussbaum, Esq.
Loeb & Loeb LLP